SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the calendar year ended December 31, 2000 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________________ to ________________

                        Commission File Number: 33-80504

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           The Sharper Image 401k Savings Plan
                           650 Davis Street
                           San Francisco, CA 94111

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Sharper Image Corporation
                           650 Davis Street
                           San Francisco, CA 94111

THE SHARPER IMAGE
401k SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page
                                                                           ----

INDEPENDENT AUDITORS' REPORT                                                   3


FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits,
         as of December 31, 2000 and 1999                                      4

     Statements of Changes in Net Assets Available for Benefits,
         for the years ended December 31, 2000 and 1999                        5

     Notes to Financial Statements                                           6-9


SUPPLEMENTAL SCHEDULE:

     Schedule H, Line 4i; Schedule of Assets Held for Investment Purposes
         as of December 31, 2000                                              10


OTHER INFORMATION:

     Exhibit 23.1 - Independent Auditors' Consent                             12

INDEPENDENT AUDITORS' REPORT


Administrative Committee,
The Sharper Image 401k Savings Plan
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401k Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule which is listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/     Deloitte & Touche LLP
-----------------------------
San Francisco, CA

June 1, 2001

THE SHARPER IMAGE
401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                           December 31,
                                                   ----------------------------
                                                      2000              1999
                                                   -----------      -----------
Investments at Contract Value:
      Guaranteed Investment Contract               $     8,661      $    12,385

Investments at Fair Value:
      Fixed income securities                          721,737          772,658
      Equity securities                              2,956,039        3,041,223
      Government securities                            105,020           72,520
      Money market fund                                771,085          693,749
      Sharper Image Corp. Common Stock                 591,256          291,048
      Participant Loans                                260,703          201,469
                                                   -----------      -----------

Total Investments                                    5,414,501        5,085,052
                                                   -----------      -----------

Receivables:
      Employee Contributions                            45,017           34,236
      Employer Contributions                           159,855          152,475
                                                   -----------      -----------
           Total Receivables                           204,872          186,711
                                                   -----------      -----------

Excess Contributions Payables                                -           (9,020)
                                                   -----------      -----------

Net Assets Available for Benefits                  $ 5,619,373      $ 5,262,743
                                                   ===========      ===========

                 See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Year Ended
                                                                                                            December 31,
                                                                                                 ----------------------------------
                                                                                                    2000                    1999
                                                                                                 -----------            -----------
ADDITIONS TO NET ASSETS:
   Investment income (loss):
      Net appreciation (depreciation) in fair value of investments                               $(1,020,964)           $   509,889
      Interest and dividend income                                                                   441,302                324,119
                                                                                                 -----------            -----------
        Total investment income (loss)                                                              (579,662)               834,008

   Employer contributions                                                                            159,855                152,475
   Employee contributions                                                                          1,277,603                920,277
                                                                                                 -----------            -----------

        Total additions                                                                              857,796              1,906,760
                                                                                                 -----------            -----------

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to terminated participants                                                         (487,685)              (377,236)
   Administrative expenses                                                                           (13,481)               (14,972)
                                                                                                 -----------            -----------

        Total deductions                                                                            (501,166)              (392,208)
                                                                                                 -----------            -----------

NET INCREASE IN NET ASSETS                                                                           356,630              1,514,552

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                                                                  5,262,743              3,748,191
                                                                                                 -----------            -----------
End of year                                                                                      $ 5,619,373            $ 5,262,743
                                                                                                 ===========            ===========

                                           See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of The Sharper Image (the "Company") 401k Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General- The Plan was established on April 1, 1994 and was amended on August 1, 1999. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions- Prior to the amended Plan date of August 1, 1999, participants could defer from 1% to 10% of their annual compensation, plus up to 100% of any employer paid cash bonus, not to exceed the maximum deductible amount allowed. After August 1, 1999 participants may defer from 1% to 20% of their annual compensation, not to exceed the maximum deductible amount allowed, which for the year ended December 31, 2000 was $10,500. Participants may also rollover into the Plan investments from other qualified defined benefit or contribution plans. Contributions to the Plan are invested by the Trustee, PNC Bank, N.A ("PNC"), in one or more of the nine investment funds as directed by Plan participants, including the common stock of the Company. Income or loss from each fund is allocated to participants' accounts based on balances prior to such allocation. The
     Company made employer matching contributions equal to 100% of the participants contribution up to a maximum of $500 per participant for the years ended December 31, 2000 and 1999.

     Participant Accounts- Each participant's account is credited with the participant's contributions, the Company's matching contribution, and allocations of Plan earnings. Forfeited balances of terminated participants' nonvested accounts remain in the Plan and will be applied first to the payment of administrative expenses and then to reduce future Company contributions.

     Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Participants vest in the Company's matching contributions, plus earnings thereon, after five years of credited service.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999 (continued)
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN (continued)

     Participant Loans- Participants can only have one loan outstanding at a time. The total amount owed to the Plan by an individual participant's must be least $1,000 and cannot exceed the lesser of 50% of the fair market value of the participant's vested account balance or $50,000. As of December 31, 2000, there were 33 loans outstanding with contractual interest rates ranging from 9.50% to 10.50%. As of December 31, 1999, there were 29 loans outstanding, with contractual interest rates ranging from 8.75% to 9.25%. Loans generally must be repaid over a period not to exceed 5 years.

     Distribution of Benefits- Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution. Terminated participants with an account balance of less than $5,000 will automatically receive a lump sum distribution. Net assets available for benefits include amounts due to terminated participants who have requested distributions that have not been made as of the Plan year end. Such amounts as of December 31, 2000 and 1999 were $1,551 and $29,771, respectively.

     Plan Termination- Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     Tax Status- The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC. A favorable determination letter for this standardized prototype was issued by the Internal Revenue Service ("IRS") on April 10, 1990 and a favorable determination letter for the amendment to the standardized prototype was issued by the IRS on February 8, 1993. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting- The financial statements of the Plan are prepared under the accrual method of accounting.

     Forfeiture Accounts- At December 31, 2000 and 1999, forfeited non-vested account balances totaled $94 and $5,332, respectively. During 2000 and 1999, Plan administrative expenses totaling $13,481 and $14,972, respectively, were deducted from these account balances.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999 (continued)
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Investment Valuation and Income Recognition- The Plan's investments are stated at fair value, except for the Guaranteed Investment Contract with PNC Bank ("PNC"). The contract is included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. The contract value as of December 31, 2000 and 1999, approximates fair value. The average yield and crediting interest rate were 6.4% and 6.0% for 2000 and 1999, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer and can not be less than zero. Fair value for the Company's unitized common stock, which is listed on NASDAQ, is valued at its quoted market price. Participant loans are carried at the unpaid principal balance, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits- Benefits are recorded when paid.

     Administrative Expenses- Plan administrative expenses are primarily paid through forfeited balances of terminated participants' non-vested portion of the Company's matching contributions. If the forfeiture balance is less than administrative expense, the deficiency will be paid by the Company.

     Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999 (continued)
--------------------------------------------------------------------------------

3.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are separately identified in the following table:

                                                      2000               1999
                                                   Fair Value         Fair Value
                                                   ----------         ----------
     BlackRock Funds:
         Balanced Fund                             $  721,737         $  772,658
         Large Cap Growth
            Equity Fund                             1,328,401          1,752,792
         Index Equity Fund                            928,646          1,046,942
         Money Market Fund                            771,085            693,749
     Invesco Emerging Growth
         Fund                                         279,318               --
     Janus Worldwide Fund                             362,996               --
     Sharper Image Corp.
         Common Stock                                 591,256            291,048


     During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held throughout the year) depreciated by $ 1,020,964 and appreciated by $ 509,889 in value, respectively, as follows:

                                                      2000               1999
                                                  -----------        -----------
     Mutual Funds                                 $(1,143,805)       $   477,685
     Sharper Image Corp. Common Stock                 122,841             32,204
                                                  -----------        -----------
                                                  $(1,020,964)       $   509,889
                                                  ===========        ===========


4.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by PNC, or by a majority owned subsidiary of PNC. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of the Company's common stock and, therefore, these transactions also qualify as party-in-interest transactions.


                              * * * * * * * * * * *

THE SHARPER IMAGE
401k SAVINGS PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                         Fair
Description of Investment                                                Value
-------------------------                                             ----------
FIXED INCOME SECURITIES
 BlackRock Balanced Equity Fund *                                     $  721,737

EQUITY SECURITIES
 BlackRock Large Cap Growth Equity Fund *                              1,328,401
 BlackRock Index Equity Fund *                                           928,646
 American Century Equity Growth Fund                                      56,678
 Invesco Emerging Growth Fund                                            279,318
 Janus Worldwide Fund                                                    362,996

GOVERNMENT SECURITIES
 BlackRock Intermediate Government Bond Fund *                           105,020

MONEY MARKET FUND & INVESTMENT CONTRACT
 BlackRock Money Market Fund *                                           771,085
 PNC Investment Contract *                                                 8,661

COMMON STOCK

 Sharper Image Corp. Common Stock *                                      591,256

PARTICIPANT LOANS
 Thirty-three loans outstanding with interest
 rates ranging from 9.50% to 10.50%                                      260,703
                                                                      ----------

 Total Investments                                                    $5,414,501
                                                                      ==========

* - Party-in-interest.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        THE SHARPER IMAGE 401k SAVINGS PLAN
                                        BY SHARPER IMAGE CORPORATION
                                          PLAN ADMINISTRATOR


Date: June 28, 2001                     by: /s/ Jeffrey P. Forgan
      -----------------                     ------------------------
                                            Jeffrey P. Forgan
                                            Senior Vice President, Chief
                                            Financial Officer and
                                            Plan Administrator